Exhibit 4.15
INDEMNIFICATION AGREEMENT
     This Agreement made and entered into this 19th day of December 2005, (the “Agreement”), by and among IONA Technologies PLC, a public limited company organized under the laws of Ireland (“IONA PLC”), IONA Technologies, Inc., a Delaware corporation and wholly-owned subsidiary of IONA PLC (“IONA Inc.”), and Robert C. McBride (the “Indemnitee”):
     WHEREAS, IONA PLC’s Articles of Association (the “Articles”) provide that IONA PLC shall indemnify its officers and directors and permit IONA PLC to make other indemnification arrangements and agreements and IONA Inc.’s Certificate of Incorporation provides that IONA Inc. indemnify its officers and directors and permits IONA Inc. to make other indemnification arrangements and agreements;
     WHEREAS, IONA PLC and IONA Inc. desire to provide Indemnitee with specific contractual assurance of Indemnitee’s rights to indemnification against personal liability regardless, among other things, of any amendment to or revocation of the Articles or any change in the ownership of IONA PLC or the composition of its Board of Directors, and to provide for the indemnification of, and the advancing of expenses to, Indemnitee to the fullest extent permitted by law and, to the extent insurance is maintained, for the coverage of Indemnitee under the Company’s directors’ and officers’ liability insurance policies; and
     WHEREAS, Indemnitee is relying upon the rights afforded under this Agreement in becoming or continuing as the interim chief financial officer of IONA PLC.
     NOW, THEREFORE, in consideration of the promises and the covenants contained herein, IONA PLC, IONA Inc. and Indemnitee do hereby covenant and agree as follows:
1.	Definitions.
(a) “Company” shall mean IONA PLC and shall include, where appropriate, any Entity controlled, directly or indirectly, by IONA PLC.
(b) “Corporate Status” describes the status of a person who is serving or has served (i) as interim chief financial officer of the Company (whether as a consultant or an employee of the Company), or (ii) as a director, partner, trustee, officer, employee, agent, member or fiduciary of any Entity (other than IONA PLC) at the request of the Company. For purposes of this Section 1(b), if Indemnitee is serving or has served as a director, partner, trustee, officer, employee or agent of a Subsidiary, Indemnitee shall be deemed to be serving at the request of the Company.

(c) “Entity” shall mean any corporation, partnership, limited liability company, joint venture, trust, foundation, association, organization, employee benefit plan or other legal entity.
(d) “Enterprise” shall mean the Company and any Entity or other enterprise of which Indemnitee is or was serving at the request of the Company as a director, partner, trustee, officer (including, without limitation, interim chief financial officer), employee, agent, member or fiduciary.
(e) “Expenses” shall mean all fees, costs and expenses reasonably incurred by Indemnitee in connection with any Proceeding, including, without limitation, attorneys’ fees, disbursements and retainers, fees and disbursements of expert witnesses, private investigators and professional advisors (including, without limitation, accountants and investment bankers), court costs, transcript costs, fees of experts, travel expenses, duplicating, printing and binding costs, telephone and fax transmission charges, postage, delivery services, secretarial services, and other disbursements and expenses.
(f) “Indemnifiable Amounts” shall have the meaning ascribed to that term in Section 3 below.
(g) “Liabilities” shall mean judgments, damages, liabilities, losses, penalties, excise taxes, fines and amounts paid in settlement, in each case incurred by Indemnitee in connection with any Proceeding, and any interest, assessments and similar charges imposed thereon.
(h) “Proceeding” shall mean any threatened, pending or completed claim, action, suit, arbitration, alternate dispute resolution process, inquiry, investigation, administrative or legislative hearing, appeal, or any other actual, threatened or completed proceeding, including any and all appeals, whether conducted by the Company or any other party and whether civil, criminal, administrative, arbitrative or investigative, whether formal or informal, and, in each case, whether or not commenced prior to the date of this Agreement.
(i) “Subsidiary” shall mean any Entity of which the Company owns (either directly or through or together with another Subsidiary of the Company) either (i) a general partner, managing member or other similar interest or (ii) (A) 50% or more of the voting power of the voting capital equity interests of such Entity, or (B) 50% or more of the outstanding voting capital stock or other voting equity interests of such Entity.

     2. Services of Indemnitee. In consideration of IONA PLC’s and IONA Inc.’s covenants and commitments hereunder, Indemnitee agrees to serve or continue to serve as an interim chief financial officer of the Company. However, this Agreement shall not impose any obligation on Indemnitee, IONA PLC or IONA Inc. to continue Indemnitee’s service to the Company beyond any period otherwise required by law or by other agreements or commitments of the parties, if any. Indemnitee may at any time and for any reason resign from or cease to serve as interim chief financial officer of the Company (subject to any other contractual obligation or any obligation imposed by operation of law), upon which event neither IONA PLC nor IONA Inc. shall have any obligation under this Agreement to continue Indemnitee in such position. Notwithstanding the forgoing, this Agreement shall continue in force with respect to actions taken or not taken during Indemnitee’s term as interim chief financial officer or, at the Company’s request, as any officer of any other Entity after Indemnitee has ceased to serve as interim chief financial officer or as any officer of such Entity.
     3. Agreement to Indemnify. IONA PLC and IONA Inc. shall jointly and severally indemnify Indemnitee in accordance with the provisions of this Section 3 if, by reason of (or arising in part out of) Indemnitee’s Corporate Status, Indemnitee is or becomes a party to or witness or other participant in, or is threatened to be made a party to or witness or other participant in, any Proceeding. Pursuant to this Section 3, Indemnitee shall be indemnified against all Expenses and Liabilities actually and reasonably incurred by Indemnitee or on his behalf in connection with such Proceeding or any claim, issue or matter therein, to the fullest extent permitted by applicable law, as the same exists or may hereafter be amended or interpreted (but in the case of any such amendment or interpretation, only to the extent that such amendment or interpretation permits the Company to provide broader indemnification rights than were permitted prior thereto) (such indemnifiable Expenses and Liabilities are collectively referred herein as “Indemnifiable Amounts”). Indemnitee shall not enter into any settlement in connection with a Proceeding without the consent of IONA PLC and IONA Inc., which such consent shall not be unreasonably withheld, delayed or conditioned.
     4. Indemnification for Expenses and Liabilities of a Party Who is Wholly or Partly Successful. Notwithstanding any other provision of this Agreement, to the extent Indemnitee has been successful on the merits in the defense of any Proceeding or in defense of any matter or issue therein, IONA PLC and IONA Inc. shall jointly and severally indemnify Indemnitee against all Indemnifiable Amounts incurred in connection therewith. If Indemnitee is entitled under any provision of this Agreement to indemnification by IONA PLC and IONA Inc. for some or a portion of any Indemnifiable Amounts, incurred in connection with any Proceeding, but not entitled, however, to indemnification for the total amount thereof, IONA PLC and IONA Inc. shall nonetheless jointly and severally indemnify Indemnitee for the portion thereof to which Indemnitee is entitled.
     5. Mandatory Advancement of Expenses and Liabilities. If so requested by Indemnitee, IONA PLC and IONA Inc. shall advance Indemnifiable Amounts to Indemnitee (an “Expense Advance”) within twenty (20) calendar days after the receipt by IONA PLC or IONA Inc. of a written request from Indemnitee requesting such advance or advances, whether prior to or after final disposition of any Proceeding. Advances shall be made without regard to Indemnitee’s ability to repay the Indemnifiable Amounts and without regard to Indemnitee’s ultimate entitlement to indemnification under the provisions of this Agreement. The Indemnitee shall qualify for advances solely upon the execution and delivery to the IONA PLC or IONA Inc. of an undertaking in form and substance reasonably satisfactory to IONA PLC or IONA Inc., as applicable, providing that the Indemnitee undertakes to repay the advance if and to the extent that it is ultimately determined that Indemnitee is not entitled to be indemnified by IONA PLC and IONA Inc. Advances shall include any and all reasonable Expenses incurred pursuing an action to enforce this right of advancement. If Indemnitee has commenced legal proceedings in a court of competent jurisdiction to secure a determination that Indemnitee should be indemnified under applicable law, any determination made by the reviewing party pursuant to Section 11 that Indemnitee would not be permitted to be indemnified under applicable law shall not be binding and Indemnitee shall not be required to reimburse IONA PLC and IONA Inc. for any Expense Advance until a final judicial determination is made with respect thereto (as to which all rights of appeal therefrom have been exhausted or have lapsed). Indemnitee’s obligation to reimburse IONA PLC and IONA Inc. for Expense Advances shall be unsecured and no interest shall be charged thereon.
     6. Procedure for Payment of Indemnifiable Amounts. Indemnitee shall submit to IONA PLC or IONA Inc. (the “Paying Party”) a written request specifying the Indemnifiable Amounts for which Indemnitee seeks payment under Sections 3 and 4 of this Agreement and the basis for the claim. The Paying Party shall pay such Indemnifiable Amounts to Indemnitee promptly (and in any event within thirty (30) days) upon receipt of its request. At the request of the Paying Party, Indemnitee shall furnish such documentation and information as are reasonably available to Indemnitee and necessary to establish that Indemnitee is entitled to indemnification hereunder.
     7. Indemnification For Expenses of a Witness. Notwithstanding any other provision of this Agreement, to the extent that Indemnitee is, by reason of his Corporate Status, a witness in any Proceeding to which Indemnitee is not a party, he shall be indemnified against all Expenses actually and reasonably incurred by him or on his behalf in connection therewith.
     8. Exclusions. Notwithstanding any provision in this Agreement to the contrary, neither IONA PLC nor IONA Inc. shall be obligated under this Agreement to make any indemnity in connection with any claim made against Indemnitee:
(a)	for which payment has actually been made to or on behalf of Indemnitee under any insurance policy or pursuant to any other indemnity provision, except with respect to any excess beyond the amount paid under any insurance policy or other indemnity provision;

(b)	for an accounting of profits made from the purchase and sale (or sale and purchase) by Indemnitee of securities of the Company within the meaning of Section 16(b) of the Securities Exchange Act of 1934, as amended, or similar provisions of state statutory law or common law; or
(c)	for which payment is prohibited by applicable law.
     9.   Presumptions and Effect of Certain Proceedings.
(a) In making a determination with respect to entitlement to indemnification hereunder, the person, persons or entity making such determination shall presume that Indemnitee is entitled to indemnification under this Agreement if Indemnitee has submitted a request for indemnification in accordance with Section 6 of this Agreement, and the Paying Party shall have the burden of proof to overcome that presumption in connection with the making of any determination contrary to that presumption. Neither the failure of IONA PLC nor IONA Inc. nor any person, persons or entity to have made a determination prior to the commencement of any action pursuant to this Agreement that indemnification is proper in the circumstances because Indemnitee has met the applicable standard of conduct, nor an actual determination by IONA PLC, IONA Inc. or any person, persons or entity, as the case may be, that Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that Indemnitee has not met the applicable standard of conduct.
(b) The termination of any Proceeding or of any claim, issue or matter therein, by judgment, order, settlement or conviction, or upon a plea of nolo contendere or its equivalent, shall not (except as otherwise expressly provided in this Agreement) of itself adversely affect the right of Indemnitee to indemnification or create a presumption that Indemnitee did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal Proceeding, that Indemnitee had reasonable cause to believe that his conduct was unlawful.
(c) For purposes of any determination of good faith, Indemnitee shall be deemed to have acted in good faith if Indemnitee’s action is based on the records or books of account of the Enterprise, including financial statements, or on information supplied to Indemnitee by the officers of the Enterprise in the course of their duties, or on the advice of legal counsel for the Enterprise or IONA PLC’s Board of Directors or counsel selected by any committee of the Board of Directors of IONA PLC or on information or records given or reports made to the Enterprise by an independent certified public accountant or by an appraiser, investment banker or other expert selected with the reasonable care by the Company or IONA PLC’s Board of Directors or any committee of its Board of Directors. The provisions of this Section 9(c) shall not be deemed to be exclusive or to limit in any way the other circumstances in which the Indemnitee may be deemed to have met the applicable standard of conduct set forth in this Agreement.

(d) The knowledge and/or actions, or failure to act, of any director, officer, agent or employee of the Enterprise shall not be imputed to Indemnitee for purposes of determining the right to indemnification under this Agreement.
     10. Defense of the Underlying Proceeding.
(a) Notice by Indemnitee. Indemnitee agrees to notify IONA PLC and IONA Inc. promptly upon being served with any summons, citation, subpoena, complaint, indictment, information, or other document relating to any Proceeding which may result in the payment of Indemnifiable Amounts or the advancement of Indemnifiable Amounts hereunder; provided, however, that the failure to give any such notice shall not disqualify Indemnitee from the right, or otherwise affect in any manner any right of Indemnitee, to receive payments of Indemnifiable Amounts or advancements of Indemnifiable Amounts from IONA PLC or IONA Inc. unless the ability of IONA PLC or IONA Inc., as the case may be, to defend in such Proceeding is materially and adversely prejudiced thereby.
(b) Defense by IONA PLC and/or IONA Inc. Subject to the provisions of the last sentence of this Section 10(b) and of Section 10(c) below, IONA PLC and/or IONA Inc. shall have the right to defend Indemnitee in any Proceeding which may give rise to the payment of Indemnifiable Amounts hereunder; provided, however, that IONA PLC and/or IONA Inc. shall notify Indemnitee of any such decision to defend within thirty (30) calendar days of receipt of notice of any such Proceeding under Section 10(a) above. Neither IONA PLC nor IONA Inc. shall, without the prior written consent of Indemnitee, consent to the entry of any judgment against Indemnitee or enter into any settlement or compromise which (i) includes an admission of fault of Indemnitee or (ii) does not include, as an unconditional term thereof, the full release of Indemnitee from all liability in respect of such Proceeding, which release shall be in form and substance reasonably satisfactory to Indemnitee. This Section 10(b) shall not apply to a Proceeding brought by Indemnitee pursuant to Section 17 below.
(c) Indemnitee’s Right to Counsel. Notwithstanding the provisions of Section 10(b) above, if in a Proceeding to which Indemnitee is a party by reason of Indemnitee’s Corporate Status, (i) Indemnitee reasonably concludes that he or she may have separate defenses or counterclaims to assert with respect to any issue which may not be consistent with the position of other defendants in such Proceeding, (ii) a conflict of interest or potential conflict of interest exists between Indemnitee and either IONA PLC, IONA Inc. or both, or (iii) if both IONA PLC and IONA Inc. fails to assume the defense of such proceeding in a timely manner, Indemnitee shall be entitled to be represented by a separate legal counsel of Indemnitee’s choice at the expense of IONA PLC and/or IONA Inc.
     11. Determination of Right to Indemnification. In the event that IONA PLC and IONA Inc. contend that indemnification is not required hereunder with respect to any

Indemnifiable Amounts, Indemnitee shall be entitled to select one of the following forums to hear IONA PLC’s and IONA Inc.’s claim that indemnification is not required, and IONA PLC and IONA Inc. shall indemnify Indemnitee for all Indemnifiable Amounts unless, and only to the extent that, the forum selected by Indemnitee as described below proves by clear and convincing evidence that such indemnification is not required by this Agreement or otherwise:
(i)	A quorum of IONA PLC’s Board of Directors that are not parties to the Proceeding for which indemnification is sought;

(ii)	Legal counsel selected by the Indemnitee, and reasonably approved by IONA PLC’s Board of Directors; or

(iii)	A panel of three (3) arbitrators, one of whom is selected by IONA PLC and IONA Inc., one of whom is selected by Indemnitee and the third of whom is selected by the two (2) arbitrators so selected.
(a) As soon as practicable, and in no event later than thirty (30) days after written notice of the Indemnitee’s choice of forum, there shall be submitted to such forum the claim that the Indemnitee is not entitled to indemnification, and IONA PLC and IONA Inc. shall act in good faith to ensure the Indemnitee has a reasonable opportunity to defend against such claim. Notwithstanding a determination by the selected forum that Indemnitee is not entitled to indemnification with respect to a specific Proceeding, Indemnitee shall have the right to apply to any court of competent jurisdiction for the purpose of enforcing this Agreement.
(b) Notwithstanding any other provision of this Agreement to the contrary, Indemnifiable Amounts shall include all Expenses incurred by Indemnitee in connection with any Proceeding pursuant to this Section 11 involving Indemnitee and all Expenses incurred by Indemnitee involving the interpretation or enforcement of this Agreement unless a court of competent jurisdiction finds that each of the claims and/or defenses of the Indemnitee in any such Proceeding was frivolous or made in bad faith.
     12. Representations and Warranties of the Company. IONA PLC and IONA Inc. hereby, jointly and severally, represent and warrant to Indemnitee as follows:
(a) Authority. Each of IONA PLC and IONA Inc. has all necessary power and authority to enter into, and be bound by the terms of, this Agreement, and the execution, delivery and performance of the undertakings contemplated by this Agreement have been duly authorized by it.
(b) Enforceability. This Agreement, when executed and delivered by the Company in accordance with the provisions hereof, shall be a legal, valid and binding obligation of each of IONA PLC and IONA Inc., enforceable against it in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the enforcement of creditors’ rights generally.
     13. Insurance. IONA PLC hereby covenants that, so long as Indemnitee shall have Corporate Status, subject to the last sentence of this Section, the Company shall immediately obtain and maintain in full force and effect directors’ and officers’ insurance in reasonable amounts from established and reputable insurers. For so long as Indemnitee shall remain the interim chief financial officer or any other officer of IONA PLC and with respect to any such prior service, in all policies of director and officer liability insurance, Indemnitee shall be named as an insured in such a manner as to provide Indemnitee the same rights and benefits as are afforded to the most favorably insured of IONA PLC’s officers and directors. Notwithstanding the foregoing, neither IONA PLC nor IONA Inc. shall have any obligation to obtain or maintain directors’ and officers’ insurance if it determines in good faith that such insurance is not reasonably available, if the premium costs for such insurance are disproportionate to the amount of coverage provided, or if the coverage provided by such insurance is limited by exclusions so as to provide an insufficient benefit.
     14. Contract Rights Not Exclusive. The rights to payment of Indemnifiable Amounts and advancement of Indemnifiable Amounts provided by this Agreement shall be in addition to, but not exclusive of, any other rights which Indemnitee may have at any time under applicable law, the Articles, or any other agreement, vote of stockholders or directors (or a committee of directors), or otherwise. To the extent that a change in applicable law (whether by statute or judicial decision) permits greater indemnification by agreement that would be afforded currently under this Agreement, the Articles or applicable law, it is the intent of the parties that Indemnitee enjoy, by this Agreement, the greater benefits so afforded by such change.
     15. Successors. This Agreement shall be (a) binding upon all successors and assigns of IONA PLC and/or IONA Inc. (including any transferee of all or a substantial portion of the business, stock and/or assets thereof and any direct or indirect successor by merger or consolidation or otherwise by operation of law) and (b) binding on and shall inure to the benefit of the heirs, personal representatives, executors and administrators of Indemnitee. This Agreement shall continue for the benefit of Indemnitee and such heirs, personal representatives, executors and administrators after Indemnitee has ceased to have Corporate Status.
     16. Subrogation. In the event of any payment of Indemnifiable Amounts under this Agreement, IONA PLC and/or IONA Inc. shall be subrogated to the extent of such payment to all of the rights of contribution or recovery of Indemnitee against other persons, and Indemnitee shall take, at the request of IONA PLC, IONA Inc. or both, all actions reasonably requested by IONA PLC or IONA Inc. necessary to secure such rights, including the execution of such documents as are necessary to enable IONA PLC, IONA Inc. or both to bring suit to enforce such rights.

     17. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such a manner as to be effective and valid under applicable law, but if any provision of this Agreement, or any clause thereof, shall be determined by a court of competent jurisdiction to be illegal, invalid or unenforceable, in whole or in part, such provision or clause shall be limited or modified in its application to the minimum extent necessary to make such provision or clause valid, legal and enforceable, and the remaining provisions and clauses of this Agreement shall remain fully enforceable and binding on the parties.
     18. Indemnitee as Plaintiff. Except as provided in the next sentence, Indemnitee shall not be entitled to payment of Indemnifiable Amounts or advancement of Indemnifiable Amounts with respect to any Proceeding brought by Indemnitee against IONA PLC or IONA Inc., any Entity controlled by IONA PLC or IONA Inc., any director or officer thereof, or any third party (other than counterclaims by the Indemnitee in connection with any Proceeding subject to Section 3 hereof), unless the Board of Directors of IONA PLC has consented to the initiation of such Proceeding. This Section 18 shall not apply to counterclaims or affirmative defenses asserted by Indemnitee in an action brought against Indemnitee.
     19. Modifications and Waiver. No supplement, modification or amendment of this Agreement shall be binding unless executed in writing by each of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions of this Agreement (whether or not similar), nor shall such waiver constitute a continuing waiver.
     20. General Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered by hand, (b) when transmitted by facsimile and receipt is acknowledged, (c) if mailed by certified or registered mail with postage prepaid, on the third business day after the date on which it is so mailed, or (d) if sent by reputable overnight carrier, on the day upon which delivery is confirmed by such carrier:

(i)	If to Indemnitee, to:

Robert C. McBride
20 McNeil Circle
Hopkinton, MA 01748

(ii)	If to IONA PLC, to:

IONA Technologies PLC
The IONA Building
Shelbourne Road
Dublin 4 Ireland
Attn: General Counsel

(ii)	If to IONA Inc., to:

IONA Technologies, Inc.
200 West Street
Waltham, MA 02451
Attn: General Counsel
or to such other address as may have been furnished in the same manner by any party to the others.
     21. Governing Law; Consent to Jurisdiction; Service of Process. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws; provided, however, that, any determination of Indemnitee’s entitlement to indemnification from IONA PLC under this Agreement shall be governed by and construed in accordance with the laws of Ireland without regard to its rules of conflict of laws. Each of IONA PLC, IONA Inc. and the Indemnitee hereby irrevocably and unconditionally consents to submit to the exclusive jurisdiction of the courts of the Commonwealth of Massachusetts and the courts of the United States of America located in the Commonwealth of Massachusetts for any litigation arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any litigation relating thereto except in such courts), waives any objection to the laying of venue of any such litigation in the aforementioned Courts and agrees not to plead or claim that such litigation brought therein has been brought in an inconvenient forum. Each of the parties hereto agrees that service of process may be made on such party (a) in person wheresoever located or (b) by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to (a) or (b) above shall have the same legal force and effect as if served upon such party personally within the nation or State where litigation is commenced.
[signature page follows]

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

IONA TECHNOLOGIES PLC

By:	/s/ Peter M. Zotto Name: Peter M. Zotto
Title: Chief Executive Officer

IONA TECHNOLOGIES INC.

By:	/s/ Peter M. Zotto

Name: Peter M. Zotto
Title: President

INDEMNITEE:

/s/ Robert C. McBride

Robert C. McBride